Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2017 Third Quarter Results

YELLOWKNIFE, NT (December 8, 2016) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today reported its third quarter fiscal 2017 (August 1, 2016 through October 31, 2016) financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Highlights
(in millions of US dollars except	Three months	Three months	Nine months	Nine months
earnings per share and where	ended Oct 31,	ended Oct 31,	ended Oct 31,	ended Oct 31,
otherwise noted)	2016	2015	2016	2015
Sales	102.7	145.0	441.0	542.4
Gross margin	22.2	18.5	4.3	65.3
Mine standby costs	22.4	-	44.5	-
Operating (loss) profit	(9.1)	9.5	(66.3)	32.4
Profit (loss) before income taxes	33.4	7.2	(40.7)	16.3
Adjusted EBITDA(1)	22.6	49.1	112.3	170.2
Free cash flow(1)	(35.4)	22.9	(146.2)	(70.7)
Earnings (loss) per share (“EPS”)	0.34	0.08	(0.06)	0.01

1 These are non-IFRS measures. See “Non-IFRS Measures” below for additional information.

  Restart of Ekati process plant. The Ekati process plant resumed operations at full capacity slightly ahead of schedule and on budget on September 21, 2016, with a blend of higher value Misery Main and Koala underground ore. Third fiscal quarter carat production and sales for Ekati were negatively impacted by the process plant shutdown following the fire that occurred on June 23, 2016.

  Sale of an exceptional diamond. A 186 carat gem quality diamond was sold for $2.8 million in September. The Company recovered the stone in early June during the processing of feed from the Pigeon kimberlite. The stone was the largest gem quality diamond ever recovered at the Ekati mine.

  Well positioned for organic growth. The Company maintains a strong balance sheet with $408 million of available liquidity to support the development of the Lynx, Sable, Jay, and A-21 projects, while continuing to return capital to shareholders.

  Office building sale. The sale of the Company’s downtown Toronto office building for CDN $84.8 million was completed September 8, 2016 resulting in a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax.)

  Dividend declared and Normal Course Issuer Bid “NCIB”. On September 8, 2016, an interim dividend of $0.20 per share was declared by the Board of Directors. During the quarter approximately 1.7 million shares were purchased and cancelled under the Company’s NCIB.

  Updated technical report for Ekati. On September 15, 2016, the Company filed an updated technical report under National Instrument 43-101 for the Ekati Diamond Mine which includes an updated mineral reserves and mineral resources statement with an effective date of July 31, 2016, incorporates the results of the Jay Feasibility Study, and extends the mine life to fiscal year 2034.

“We are pleased to have restarted the Ekati process plant slightly ahead of schedule and within budget, and to see the start of the positive impact of our mitigation strategy which is now helping to generate positive margin contribution from the first sale of commercial production from Misery Main,” stated Brendan Bell, Chief Executive Officer. “Continued improvements in operational performance, combined with our strong balance sheet, will underpin our ability to deliver on our capital allocation strategy which balances investment in growth with a return of capital to shareholders.”

Dividend, Share Repurchase Program and Building Sale

  On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016.

  Purchases under the previously approved normal course issuer bid (“NCIB”) began in August and resulted in the purchase and cancellation of approximately 1.7 million shares during the quarter for approximately CDN $20.2 million dollars. The NCIB allows for purchases of up to 6.15 million shares through July 2017.

  In September 2016, the Company sold its downtown Toronto office building for CDN $84.8 million, recognizing a pre-tax gain on the sale of $44.8 million ($0.46 per share after tax).

Profit (Loss) Before Income Tax and Net Income (Loss)

  Profit before income taxes was $33.4 million for the quarter and consolidated net income attributable to shareholders was $28.8 million or $0.34 per share for the quarter. Both measures were impacted by mine standby costs related to the process plant fire of $22.4 million ($0.18 per share after-tax), a one-time pre-tax gain on the sale of the Company’s downtown Toronto office building of $44.8 million or $0.46 per share after tax and foreign exchange impact on income tax resulting in an income tax expense of $5.5 million or $0.06 per share.

Adjusted EBITDA, Cash Flow and Balance Sheet:

  Third fiscal quarter adjusted EBITDA was $22.6 million and was adversely impacted by the process plant fire, which resulted in $22.4 million in mine standby costs being incurred during the quarter. Mine standby costs are net of an estimated $6.7 million insurance recovery for property damage. A claim filed under the Company’s business interruption insurance policy is still under consideration.

  Free cash flow for the third fiscal quarter was negative $35.4 million, excluding proceeds of $65.1 million from the sale of the Company’s downtown Toronto office building. Free cash flow reflected cash capital expenditures of $62.1 million partially offset by positive operating cash flow of $17.4 million. Third fiscal quarter capital expenditures include significant investments in the Sable pipe at the Ekati Diamond Mine and in the A-21 pipe at the Diavik Diamond Mine. The third fiscal quarter was also impacted by the costs associated with repairing and cleaning the process plant as a result of the process plant fire.

  The Company has a strong balance sheet with total unrestricted cash resources as at October 31, 2016 of $198.0 million, restricted cash of $63.8 million and undrawn availability of $210.0 million under its corporate revolving credit facility.

  As at October 31, 2016, the Company had approximately 2.1 million carats of rough diamond inventory available for sale with an estimated market value of approximately $139 million. The Company also had approximately 0.9 million carats of rough diamond inventory that had not completed the sorting and valuation process and was classified as work in progress.

Sales and Diamond Market

  The positive market condition of the first half of calendar 2016 was followed in the third quarter by more muted demand as the rough diamond cutting and polishing industry approached the annual shutdown period for Diwali in India. Prices have decreased by an average of 5% over Q2 fiscal 2017 reflecting this seasonal weakness in the market for lower priced rough diamonds. In addition, the demonetization of the Indian rupee following the third quarter is expected to delay a return to normal trading activity in these goods which normally are in strong demand as factories return to work to meet the restocking requirements of retail jewelers after the holiday sales season. This disruption is expected to continue to impact demand for lower priced rough diamonds into the first quarter of fiscal 2018.

  Caution prevailed in the diamond pipeline as polished diamond stocks built up through the quarter, but stable US retail demand has built expectations for a good holiday season. The retail jewelry market in China was noticeably more active as evidenced by a positive Hong Kong trade show in September. Mainland based jewelers are more upbeat than their Hong Kong based counterparts who are still suffering from subdued demand in the local market.

Production, Development and Exploration

Ekati

  During the third fiscal quarter, the Ekati Diamond Mine recovered (on a 100% basis) 1.0 million carats from 0.4 million tonnes of ore processed (Q3 fiscal 2016 - 0.8 million carats from 0.9 million tonnes).

  Processing volumes were significantly reduced as a result of the fire at the Ekati process plant that occurred on June 23, 2016, and the subsequent shutdown of the process plant.

  The Ekati process plant resumed operations at full capacity on September 21, 2016, and as part of the Company’s mitigation strategy, began processing high value ore from Misery Main open pit and Koala underground operations.

  Carat production was positively impacted during the quarter from the processing of a high proportion of high grade Misery Main ore.

  Approximately 0.7 million tonnes of Misery Main and Koala ore remained in stockpiles at the end of the third fiscal quarter and a blend of ore from these high value sources will continue to be prioritized for processing through the remainder of fiscal 2017.

  Mining operations continued at Koala underground and Misery Main open pit with strong performance from both operations.

  Mining resumed in late September 2016 at the Pigeon and Lynx open pits. Mining had been paused at these pits in the second fiscal quarter as a cost reduction measure following the process plant fire.

  Construction of an all-season access road to the Sable project site was completed on schedule and on budget.

  On September 15, 2016, the Company filed an updated technical report for the Ekati diamond mine which takes into consideration the positive results of the Jay Feasibility Study.

  An exploration drilling program at Fox Deep was completed in the first quarter, with sample results expected in the fourth quarter.

Diavik

  Processing volumes in the third calendar quarter of 2016 were 22% higher than in the same quarter of the prior year primarily due to higher ore availability, particularly from A-418 which experienced poor ground conditions in the third quarter of calendar 2015.

  Diamonds recovered in the third calendar quarter of 2016 were also 22% higher than in the same quarter of the prior year reflecting higher processing volumes. Diamonds recovered in the third quarter of calendar 2015 included approximately 40,000 carats recovered from Coarse Ore Rejects (“COR”).

  Recovered grades were higher than the same quarter of the prior year, but below plan in the quarter as a result of increased underground dilution as a result of granite sloughing from the walls of the open pit.

  The development of the A-21 pipe continues to progress according to plan. During the quarter, the closure of the dike was completed before the end of the open water season.

Guidance

			Depreciation &	Development	Sustaining
Full Year Cost Guidance[1]	Cash Costs of		Amortization in	Capital	Capital
(in millions of US dollars)[2]	Production[3]	Cost of Sales[4]	Cost of Sales	Expenditures	Expenditures
Ekati Diamond Mine (100%)[5]	223	352	130	154	105
Diavik Diamond Mine (40%)	113	185	68	43	17
[1]

The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2016, and the fiscal year ending January 31, 2017, respectively.

[2]	Assuming an average Canadian/US dollar exchange rate of 1.33.
[3]	The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[4]

Expectations for sales and cost of sales have been reduced in the fourth quarter to reflect the recent demonetization of the Indian rupee. The resulting disruption to trading activity is expected to continue to impact demand for lower priced rough diamonds into the first quarter of fiscal 2018.

[5]

The cash cost of production and capital expenditure guidance provided in the table above for the Ekati Diamond Mine does not include $45 million of mine standby costs incurred during June through September 2016 as a result of the process plant fire. Sustaining capital expenditures include deferred stripping costs of $71 million for fiscal 2017.

See “Caution Regarding Forward-Looking Information” in the Company’s Fiscal 2017 Third Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Updated Full Year Production Guidance (100%) 1, 2

Ekati Diamond Mine	Full year production target Fiscal Year 2017

	Million carats	Million tonnes
Koala underground operation	0.7	1.2
Pigeon open pit	0.2	0.4
Misery Main open pit	3.6	0.9
Total reserves (base case)	4.5	2.5
Misery South & Southwest kimberlite pipes	0.8	0.4
Total reserves and inferred resources (operating case)[3]	5.3	2.9

Diavik Diamond Mine	Full year production target Calendar 2016
	Million carats	Million tonnes
A-154 South	1.5	0.5
A-154 North	1.7	0.7
A-418	3.7	1.0
Total reserves (excluding Coarse Ore Rejects)	6.9	2.2
[1]

The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2016, and the fiscal year ending January 31, 2017, respectively.

[2]

Please refer to the Company’s Fiscal 2017 Third Quarter Management’s Discussion and Analysis for additional information with respect to the full year production targets for the Ekati Diamond Mine and Diavik Diamond Mine.

[3]

The Company cautions that the Operating Case mine plan for the Ekati Diamond Mine includes inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Operating Case mine plan will be realized.

Corporate Office Relocation
On November 7, 2016, the Company announced the relocation of its corporate head office from Yellowknife, Northwest Territories to Calgary, Alberta as part of the measures taken to reduce operating costs. The move is projected to be completed by the middle of calendar year 2017 and result in annual savings of approximately CDN $19 million.

Qualified Person
The scientific and technical information relating to the Ekati Diamond Mine contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

The scientific and technical information relating to the Diavik Diamond Mine contained in this press release has been prepared and verified by Diavik Diamond Mines (2012) Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Non-IFRS Measures
The terms Adjusted EBITDA, cash cost of production and free cash flow do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s Fiscal 2017 Third Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, December 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering passcode 18047496.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Friday, December 23, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 18047496.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including the estimated timeline to complete the relocation of the Company’s corporate office from Yellowknife, Northwest Territories to Calgary, Alberta, development plans regarding mining activities at the Ekati Diamond Mine and Diavik Diamond Mine, as well as the current production forecast, cost of sales, cash cost of production and planned capital expenditures for the Ekati Diamond Mine and Diavik Diamond Mine, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati Diamond Mine and Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay and A-21 pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mineral properties, variations in mineral reserves and mineral resources estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, uncertainty as to whether dividends will be declared by the Company’s board of directors or the Company’s dividend policy will be maintained and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Jacqueline Allison, Vice-President, Investor Relations – (416) 205-4371 or jacqueline.allison@ddcorp.ca